

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

> **Re: C3 Bullion, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 15, 2024**
> **File No. 024-12367**

Dear Christopher Werner:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Form 1-A filed February 15, 2024

Cover page

1. You state an intention to apply to have the Shares you are offering listed on NCM, the OTCQB or LATINEX, however, you also state that there is no assurance or guarantee that you will ever file for listing and, if you apply, you will not apply until the offering is completed. Given the uncertainty around your intent to seek to list, as well as the uncertainty around your ability to meet such listing standards, revise to remove this disclosure and advise investors of the lack of liquidity associated with any Shares purchased in this offering. Consistently revise your accompanying risk factor on page 28.

Frequently Asked Questions, page 3

2. You include questions such as "What kind of distributions may I expect?" and "When will I get my money back?" the answers to which seem to assure investors that you will be paying distributions or dividends and investors will have the ability to redeem their shares

in return for consideration in the future. Revise to enhance the answers to these questions to explain the mechanics of these features and clarify the source of funds for distributions and repayment to holders of Shares. As a related matter, you refer to "distributions to Partners" in your offering circular and these references seem inappropriate given the conversion of the issuer from a partnership to a corporation. Also, your disclosure elsewhere is inconsistent as to when you might pay distributions and the source of such distributions; for example, you state on page 35 that you will pay dividends "with gold in physical form to our Shareholders who request it." Substantially revise your disclosure to explain any redemption, distribution or dividend features of the Shares you are offering.

Offering Circular Summary, page 6

3.　　You reference offerings under Regulations D and S for up to 500,000 Shares on page 9 and elsewhere in your offering circular. Revise your disclosure to discuss your private offerings in more detail. In that regard, explain whether these offerings are concurrent with your Regulation A offering and identify the class of securities that you are selling in each offering, the amount you seek to raise, the amount you have raised thus far and the proposed use of proceeds.

Offering Circular
Description of Business and Plan of Operation, page 33

4.　　Please revise your disclosure here and elsewhere throughout your Offering Circular as appropriate to discuss your relationship to C3 Capital, Inc. dba C3 Bullion, an entity that appears to be your affiliate and appears to have been engaged, or may still be engaged, in a similar business. Differentiate your business from that of your affiliate, if applicable.

General

5.　　In your next amendment to this Form 1-A, please revise your filing to accurately reflect the amendment number filed as well as the date of the amendment. In this regard, we note that the cover page of the Offering Circular to your most recent amendment filed February 15, 2024 reflects that filing to be "Amendment No. 1" and is dated "January 17, 2024." However, it appears that this amendment would be "Amendment No. 3" as you filed two subsequent amendments both dated January 17, 2024 and filed January 19, 2024 and January 22, 2024, respectively, to this Form 1-A.

6.　　We note that your website www.C3Bullion.com, while not incorporated by reference into this offering circular, reflects a relationship with an entity/platform called "Securitize" that is described as "FINRA approved project fundraising" and "[t]he new gold standard for management consulting and precious metals/mineral backed digital assets." Further, this section of the website provides a "Find Out More" button linking to the Securitize website, securitize.io/invest. Please tell us more about your relationship with Securitize, including what role it has in this offering or in your business. We note that Securitize appears to offer investments in private investment vehicles as well as public equities and is also engaged in "tokenizing real-world assets (RWA)" resulting in the registration of ownership rights on the blockchain. Please tell us how your offering and this issuer relate to Securitize and revise your disclosure as appropriate.

 Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: James R. Simmons